UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2013

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

    Yes  ☐            No  ☒

TEEKAY TANKERS LTD.

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2013

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended

	March 31, 2013	March 31, 2012
	$	$ (note 2)
REVENUES
Time charter revenues (note 9a)	24,178	35,636
Net pool revenues from affiliates (note 9a)	16,098	16,313
Voyage charter revenue	1,850	—
Interest income from investment in term loans	2,827	2,863

Total revenues	44,953	54,812

OPERATING EXPENSES
Voyage expenses (note 9a)	2,913	1,322
Vessel operating expenses (note 9a)	23,054	23,221
Time-charter hire expenses	1,986	1,661
Depreciation and amortization	11,864	17,991
General and administrative (note 9a)	3,561	1,338
Loss on sale of vessel and equipment (note 10)	71	—

Total operating expenses	43,449	45,533

Income from operations	1,504	9,279

OTHER ITEMS
Interest expense (note 9a)	(2,511)	(7,561)
Interest income	4	10
Realized and unrealized loss on derivative instruments (note 6)	(766)	(1,079)
Other expenses	(184)	(276)

Total other items	(3,457)	(8,906)

Net (loss) income	(1,953)	373
Add: Net loss attributable to the Dropdown Predecessor (note 2)	—	3,764

Net (loss) income attributable to common stockholders	(1,953)	4,137

Per common share amounts (note 11)
- Basic (loss) earnings attributable to shareholders of Teekay Tankers	(0.02)	0.06
- Diluted (loss) earnings attributable to shareholders of Teekay Tankers	(0.02)	0.06
Weighted-average number of Class A and Class B common shares outstanding (note 11)
- Basic	83,591,030	70,975,645
- Diluted	83,591,030	70,975,645

Related party transactions (note 9)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2013 $	As at December 31, 2012 $
ASSETS
Current
Cash and cash equivalents	27,046	26,341
Pool receivables from affiliates, net (note 9c)	8,929	9,101
Accounts receivable	7,779	4,523
Interest receivable on investment in term loans	4,032	1,565
Vessels held for sale (note 10)	—	9,114
Due from affiliates (note 9c)	27,248	24,787
Prepaid expenses	9,880	9,714
Investment in term loans (note 3)	118,060	117,820

Total current assets	202,974	202,965

Vessels and equipment At cost, less accumulated depreciation of $215.4 million (2012 - $203.6 million)	876,762	885,992
Loan to joint venture (note 4)	9,830	9,830
Other non-current assets	6,883	6,869

Total assets	1,096,449	1,105,656

LIABILITIES AND EQUITY
Current
Accounts payable	4,385	3,346
Accrued liabilities	16,152	17,882
Current portion of long-term debt (note 5)	25,246	25,246
Current portion of derivative instruments (note 6)	6,251	7,200
Deferred revenue	1,970	4,564
Due to affiliates (note 9c)	7,273	3,592

Total current liabilities	61,277	61,830

Long-term debt (note 5)	706,454	710,455
Derivative instruments (note 6)	25,749	26,431
Other long-term liabilities	5,158	4,757

Total liabilities	798,638	803,473

Commitments and contingencies (note 4 and 6)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.1 million Class A and 12.5 million Class B shares issued and outstanding as of March 31, 2013 and December 31, 2012) (note 8)	672,648	672,560
Accumulated deficit	(374,837)	(370,377)

Total equity	297,811	302,183

Total liabilities and equity	1,096,449	1,105,656

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2013 $	Three Months Ended March 31, 2012 $ (note 2)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(1,953)	373
Non-cash items:
Depreciation and amortization	11,864	17,991
Unrealized gain on derivative instruments	(1,631)	(1,299)
Other	438	272
Change in operating assets and liabilities	(7,669)	(5,370)
Expenditures for dry docking	(2,035)	(115)

Net operating cash flow	(986)	11,852

FINANCING ACTIVITIES
Proceeds from long-term debt	1,091	—
Repayments of long-term debt	(5,092)	(450)
Prepayment of long-term debt	—	(55,000)
Proceeds from long-term debt of Dropdown Predecessor	—	1,177
Repayment of long-term debt of Dropdown Predecessor	—	(4,642)
Prepayment of long-term debt of Dropdown Predecessor	—	(15,000)
Net advances from affiliates	—	11,052
Contribution of capital from Teekay Corporation	—	3,894
Proceeds from issuance of Class A common stock	—	69,000
Share issuance costs	—	(3,015)
Cash dividends paid	(2,507)	(8,704)

Net financing cash flow	(6,508)	(1,688)

INVESTING ACTIVITIES
Proceeds from sale of vessel and equipment	9,119	—
Expenditures for vessels and equipment	(675)	(692)
Investment in joint venture	(245)	(350)

Net investing cash flow	8,199	(1,042)

Increase in cash and cash equivalents	705	9,122
Cash and cash equivalents, beginning of the period	26,341	18,566

Cash and cash equivalents, end of the period	27,046	27,688

Supplemental cash flow information (note 2).

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2012	83,591	672,435	125	(370,377)	302,183

Net loss	—	—	—	(1,953)	(1,953)
Dividends declared	—	—	—	(2,507)	(2,507)
Equity-based compensation (note 8)	—	88	—	—	88

Balance as at March 31, 2013	83,591	672,523	125	(374,837)	297,811

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2012. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

In order to more closely align the Company’s presentation to that of many of its peers, the cost of ship management activities of $1.4 million for the three months ended March 31, 2013 has been presented in vessel operating expenses. Prior to 2013, the Company included this amount in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amount reclassified was $2.1 million for the three months ended March 31, 2012.

2.	Acquisitions

During June 2012, the Company acquired from Teekay Corporation (or Teekay) seven conventional oil tankers and six product tankers and related time-charter contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay. The 4.5 million Class A common shares had an approximate value of $25.0 million, or $5.60 per share, when the purchase price was agreed to between the parties and a value of $18.3 million, or $4.11 per share, on the acquisition closing date. The purchase price, for accounting purposes, was based upon the value of the Class A common shares on the acquisition closing date. Consequently, common stock and additional paid in capital and accumulated deficit are both $6.7 million lower than if the value of the shares had remained unchanged from when the purchase price was agreed to between the parties. In addition, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted the Company a right of first refusal on certain conventional tanker opportunities developed by Teekay prior to June 15, 2015. Teekay prepaid $106.9 million of long term debt of the 2012 Acquired Business on the date of acquisition.

The Company has accounted for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the Company at Teekay’s historical cost is accounted for as an equity distribution to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods they were under common control of Teekay and had begun operations.

The Company’s consolidated financial statements include the financial position, results of operations and cash flows of the 2012 Acquired Business. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the acquired vessels. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel expenses) were allocated based on the 2012 Acquired Business’ proportionate share of Teekay’s total ship-operating (calendar) days for the period presented during which the vessels were owned by Teekay. In addition, the 2012 Acquired Business was capitalized in part with non-interest bearing loans or equity from Teekay and its subsidiaries. These intercompany loans and equity were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the 2012 Acquired Business from Teekay and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and equity and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these intercompany loans and equity. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the 2012 Acquired Business.

The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated financial statements reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. All of these vessels began operations prior to the periods covered by these consolidated financial statements and, consequently, are reflected in all periods presented. The effect of adjusting the Company’s financial statements to account for the 2012 Acquired Business is reflected in the following tables:

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Teekay Tankers Ltd.
	Condensed Combined Statement of Income (Loss)

	Three Months Ended March 31, 2012
	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$
REVENUES
Time charter revenues	17,509	18,127	35,636
Net pool revenues	11,504	4,809	16,313
Interest income from investment in term loans	2,863	—	2,863

Total revenues	31,876	22,936	54,812

OPERATING EXPENSES
Voyage expenses	779	543	1,322
Vessel operating expenses	11,318	11,903	23,221
Time-charter hire expense	1,661	—	1,661
Depreciation and amortization	10,738	7,253	17,991
General and administrative	1,338	—	1,338

Total operating expenses	25,834	19,699	45,533

Income from operations	6,042	3,237	9,279

OTHER ITEMS
Interest expense	(1,239)	(6,322)	(7,561)
Interest income	8	2	10
Realized and unrealized loss on derivative instruments	(338)	(741)	(1,079)
Other (expense) / income	(336)	60	(276)

Total other items	(1,905)	(7,001)	(8,906)

Net income (loss)	4,137	(3,764)	373

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Teekay Tankers Ltd
	Condensed Combined Statement of Cash Flows

	Three Month Ended March 31, 2012
	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$
Cash and cash equivalents provided by (used for):
OPERATING ACTIVITIES
Net income (loss)	4,137	(3,764)	373
Non-cash items:
Depreciation and amortization	10,738	7,253	17,991
Unrealized gain on derivative instruments	(1,050)	(249)	(1,299)
Other	127	145	272
Change in operating assets and liabilities	(6,315)	945	(5,370)
Expenditures for dry docking	—	(115)	(115)

Net operating cash flow	7,637	4,215	11,852

FINANCING ACTIVITIES
Repayments of long-term debt	(450)	—	(450)
Prepayment of long-term debt	(55,000)	—	(55,000)
Proceeds from long-term debt of Dropdown Predecessor	—	1,177	1,177
Repayment of long-term debt of Dropdown Predecessor	—	(4,642)	(4,642)
Prepayment of long-term debt of Dropdown Predecessor	—	(15,000)	(15,000)
Net advances from affiliates	—	11,052	11,052
Contribution of capital from Teekay Corporation	—	3,894	3,894
Proceeds from issuance of Class A common stock	69,000	—	69,000
Share issuance costs	(3,015)	—	(3,015)
Cash dividends paid	(8,704)	—	(8,704)

Net financing cash flow	1,831	(3,519)	(1,688)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(499)	(193)	(692)
Investment in joint venture	(350)	—	(350)

Net investing cash flow	(849)	(193)	(1,042)

Increase in cash and cash equivalents	8,619	503	9,122
Cash and cash equivalents, beginning of the period	15,859	2,707	18,566

Cash and cash equivalents, end of the period	24,478	3,210	27,688

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.	Investment in Term Loans

In July 2010, the Company acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and include a repayment premium feature which provides a total investment yield of approximately 10% per annum. As at March 31, 2013 and December 31, 2012, $4.0 million and $1.6 million, respectively, were recorded as interest receivable from the investment in these term loans. The 9% interest income is receivable in quarterly installments and the Loans and repayment premium are payable in full at maturity in July 2013, when the repayment premium of 3% is calculated on the principal amount of the Loan outstanding at maturity. As at March 31, 2013 and December 31, 2012, the repayment premium included in the principal balance was $3.0 million and $2.7 million, respectively. Interest income in respect of the Loans is included in revenues in the consolidated statements of (loss) income. The Loans are collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers (or VLCCs) owned by a shipowner based in Asia, together with other related security. The Loans can be repaid prior to maturity, at the option of the borrower. The maximum potential loss is the Company’s original investment of $115.6 million plus any unpaid interest less the realized value of the underlying collateral. The borrower on the Loans is facing financial difficulty and has defaulted on its interest payment obligations under the Loans during the first quarter of 2013. If the borrower continues to be unable to make interest payments or to repay principal under the Loans, the Company may need to seek to foreclose on its security interest in the VLCCs.

4.	Investment in Joint Venture

In September 2010, the Company entered into a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a VLCC newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during June 2013. An unrelated party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the unrelated party exceeds a certain threshold.

As at March 31, 2013, the remaining payments required to be made under the VLCC newbuilding contract, including Wah Kwong’s 50% share, was $34.3 million in 2013. As of March 31, 2013, the joint venture had a loan from a financial institution of $68.6 million, of which $39.2 million had been drawn. The loan is secured by a first-priority statutory mortgage on the VLCC and guaranteed by both the Company and Wah Kwong. The Company’s exposure to this loan is limited to its 50% guarantee of the loan, which is repayable in 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at its maturity.

In addition, the Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As at March 31, 2013, the Company had advanced $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan and invested an additional $3.4 million in the joint venture, which represents the Company’s 50% portion of the payments required to the shipyard during the construction stage that were not financed with commercial bank financing.

5.	Long-Term Debt

	March 31, 2013 $	December 31, 2012 $
Revolving Credit Facilities due through 2018	555,472	555,472
Term Loans due through 2021	176,228	180,229

	731,700	735,701
Less current portion	(25,246)	(25,246)

Total	706,454	710,455

As at March 31, 2013, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $821.9 million, of which $266.5 million was undrawn. Interest payments are based on LIBOR plus margins, which at March 31, 2013, ranged between 0.45% and 0.60% (December 31, 2012: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $93.1 million (remainder of 2013), $94.0 million (2014), $120.9 million (2015), $89.1 million (2016), $395.9 million (2017) and $28.9 million thereafter. As a result of the sale of the Nassau Spirit in January 2013, the borrowings available under one of the Revolvers were reduced by $33.6 million. As at March 31, 2013, the Revolvers are collateralized by 21 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at March 31, 2013, this ratio was 112.0%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. The remaining two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at March 31, 2013, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at March 31, 2013, the Company had three term loans outstanding, which totaled $176.2 million (December 31, 2012 - $180.2 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

variable rates are based on LIBOR plus a margin. At March 31, 2013, the margins ranged from 0.30% to 1.0% (December 31, 2012: 0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at March 31, 2013, the loan to value ratios ranged from 124.9% to 281.1%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at March 31, 2013, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

The weighted-average effective interest rate on the Company’s long-term debt as at March 31, 2013, was 1.2% (December 31, 2012 – 1.2%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 6).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to March 31, 2013 are $20.2 million (remaining 2013), $25.2 million (2014), $53.6 million (2015), $108.1 million (2016), $415.3 million (2017) and $109.3 million (thereafter).

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized loss on non-designated derivative instruments in the consolidated statements of (loss) income. During the three months ended March 31, 2013, the Company recognized realized losses of $2.4 million and an unrealized gain of $1.6 million, relating to its interest rate swaps. During the three months ended March 31, 2012, the Company recognized realized losses of $2.4 million and an unrealized gain of $1.3 million relating to its interest rate swaps.

The following summarizes the Company’s derivative positions as at March 31, 2013:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	200,000	(12,382)	3.5	2.61
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	100,000	(19,511)	4.5	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3 month	45,000	(107)	0.3	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2013 ranged from 0.3% to 1.0%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

As at March 31, 2013, the Company had several interest rate swaps with the same counterparty that are subject to the same master agreement, which provides for the net settlement of all swaps subject to the master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Company’s consolidated balance sheets. As at March 31, 2013, these interest rate swaps had an aggregate fair value liability amount of $12.5 million.

7.	Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 12 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2012. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		March 31, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents	Level 1	27,046	27,046	26,341	26,341
Derivative instruments
Interest rate swap agreements	Level 2	(32,000)	(32,000)	(33,631)	(33,631)
Non-recurring:
Vessels and equipment	Level 2	—	—	252,068	252,068
Vessel held for sale (note 10)	Level 2	—	—	9,114	9,114
Other:
Investment in term loans and interest receivable	Level 3	122,092	121,074	119,385	117,784
Loan to joint venture	Note (1)	9,830	Note (1)	9,830	Note (1)
Long-term debt, including current portion	Level 2	(731,700)	(651,858)	(735,701)	(648,724)

(1)	The Company’s loan to the joint venture, together with the Company’s equity investment in the joint venture form the aggregate carrying value of the Company’s interest in an entity accounted for by the equity method in these consolidated financial statements. The fair value of the individual components of such aggregate interest as at March 31, 2013 and December 31, 2012 was not determinable.

b)	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			March 31, 2013	December 31, 2012
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Investment in term loans and interest receivable	Collateral	Performing (1)	122,092	119,385
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			131,922	129,215

(1)	The borrower has defaulted on its interest payments and obligations under the term loans during the first quarter of 2013. The Company expects it will recover all amounts due under the loan agreement from cash flow generated by the borrower and the Company realizing the value of the primary collateral, which are two 2010-built Very Large Crude Carriers (VLCCs).

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.	Stock-Based Compensation

In March 2013, 142,157 Class A common shares, with an aggregate value of $0.4 million were granted to the Company’s non-management directors as part of their annual compensation for 2013. These Class A common shares were purchased on the open market and distributed to the directors.

The Company grants restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay Corporation’s subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative in the Company’s consolidated statements of (loss) income.

During March 2013, the Company granted 411,629 restricted stock units with a grant date fair value of $1.0 million to certain employees of Teekay Corporation’s subsidiaries, based on the Company’s closing share price on the grant date. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of common shares. During the three months ended March 31, 2013, the Company recorded an expense of $0.1 million (2012 - $nil) related to the restricted stock units.

9.	Related Party Transactions

a.	Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Pooling Agreements” in our Annual Report on From 20-F for the year ended December 31, 2012. Amounts paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended
	March 31, 2013 $	March 31,2012 $
Time charter revenues (i)	3,631	3,557
Pool management fees and commissions (ii)	1,030	846
Commercial management fees (iii)	306	217
Vessel operating expenses - crew training	398	580
Vessel operating expenses - technical management fee (iv)	1,447	748
General and administrative (v)	2,729	976
Vessel operating expenses - Dropdown Predecessor (iv) (note 2)	—	1,324
Interest expense - Dropdown Predecessor (note 2)	—	6,323

(i)	The Company chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expire in 2014.
(ii)	The Company’s share of the Pool Manager’s fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of (loss) income.
(iii)	The Manager’s commercial management fees for vessels on time-charter out contracts, which are reflected in voyage expenses on the Company’s consolidated statements of (loss) income.
(iv)	The cost of ship management services provided by the Manager of $1.4 million for the three months ended March 31, 2013 has been presented as vessel operating expenses (see Note 1). The amount reclassified from general and administrative to vessel operating expenses in the comparative period to conform to the presentation adopted in the current period was $2.1 million.
(v)	The Manager’s strategic and administrative service fees.

b.	During June 2012, the Company acquired from Teekay the 2012 Acquired Business. See Note 2.

c.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $3.9 million and $4.9 million was payable to the Manager as at March 31, 2013 and December 31, 2012, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in due to affiliates on the consolidated balance sheets. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $21.0 million and $16.6 million as at March 31, 2013 and December 31, 2012, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when vessels leave the pools.

TEEKAY TANKERS LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Vessel Sale

In January 2013, the Company completed the sale of the Aframax tanker, Nassau Spirit, for proceeds of $9.1 million. The vessel was shown as held for sale on the consolidated balance sheet as at December 31, 2012, when its net book value was written down to its sale proceeds net of cash outlays to complete the sale.

11.	(Loss) Earnings Per Share

The net (loss) income attributable to common stockholders and (loss) earnings per common share are presented in the table below.

	Three Months Ended
	March 31, 2013 $	March 31, 2012 $
Net (loss) income	(1,953)	373
Add: Net loss attributable to the Dropdown Predecessor	—	3,764

Net (loss) income attributable to common stockholders	(1,953)	4,137

Weighted average number of common shares	83,591,030	70,975,645

Common shares and common share equivalents outstanding at the end of the period	83,591,030	79,126,744

(Loss) earnings per common share:
- Basic	$(0.02)	$0.06
- Diluted	$(0.02)	$0.06

12.	Subsequent Events

In April 2013, the Company announced it had entered into an agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings for a fully built-up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for up to 12 additional LR2 newbuildings, four of which are exercisable up to and including each of the following months: October 2013, April 2014 and October 2014, respectively. The Company intends to finance the installment payments for the four newbuilding vessels with its existing liquidity and expects to secure long-term debt financing for the vessels prior to their scheduled deliveries in late-2015 and early-2016.

TEEKAY TANKERS LTD.

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2012.

General

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As of May 1, 2013, a total of 13 of our vessels operated under fixed-rate time-charter out contracts, two of our vessels were trading in the spot market outside of pooling arrangements, and 14 of our vessels operated in the spot market in pooling arrangements, which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay).

As at May 1, 2013, our fleet was comprised of the following vessels:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Suezmax Tankers	2	—	—	2
Aframax Tankers	10	—	—	10
MR Product Tankers(1)	1	—	—	1
VLCC Tankers(2)	—	—	1	1

Total Fixed-Rate Fleet(3)	13	—	1	14

Spot-rate:
Suezmax Tankers	8	—	—	8
Aframax Tankers(4)	1	2	—	3
LR2 Product Tankers(5)(6)	3	—	4	7
MR Product Tankers	2	—	—	2

Total Spot Fleet(7)	14	2	4	20

Total Teekay Tankers Fleet	27	2	5	34

1.	Medium Range (MR) product tankers.
2.	We own a Very Large Crude Carrier (VLCC) newbuilding through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited. The newbuilding is scheduled to deliver in June 2013, at which time it will be time-chartered out to a major Chinese shipping company for five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter exceeds a certain threshold.
3.	Four time-charter out contracts are scheduled to expire in 2013, four in 2014, two in 2015, and three in 2016.
4.	One time-charter in contract is scheduled to expire in 2013 and one in 2014. Both contracts have options to extend for a 12-month period at escalating rates.
5.	Long Range 2 (LR2) product tankers.
6.	In April 2013, we entered into an agreement with STX Offshore & Shipbuilding Co., LTD (or STX) of South Korea for the construction of four fuel efficient LR2 product tanker newbuildings with fixed-priced options for up to 12 additional LR2 newbuildings, four of which are exercisable up to and including each of the following months: October 2013, April 2014 and October 2014, respectively. The newbuildings are scheduled to deliver in late-2015 and early-2016, at which time they will operate in the Teekay Corporation’s Taurus LR2 Pool.
7.	As at May 1, 2013, the three vessel class pooling arrangements in which we participate, including vessels owned by other pool members, were comprised of a total of 29 Suezmax tankers; 25 Aframax tankers; and 18 LR2 vessels, respectively.

Significant Developments in 2013

Commencing in the first quarter of 2013, we intend to pay a fixed quarterly dividend of $0.03 per share on our common shares, subject to the review of our Board of Directors from time to time. Up to and including the quarter ended December 31, 2012, we had distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors.

In April 2013, we entered into an agreement with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings for a fully built up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for the construction up to 12 additional LR2 newbuildings, four of which are exercisable up to and including each the following months: October 2013, April 2014 and October 2014, respectively. Upon delivery, it is expected that the four vessels will operate in Teekay Corporation’s Taurus Tankers LR2 Pool. The agreement with STX also includes favorable payment terms, with the majority of the purchase price due upon delivery. We intend to finance the installment payments for the four newbuilding vessels with our existing liquidity and to secure long-term debt financing for the vessels prior to their scheduled deliveries in late-2015 and early-2016. STX is currently undergoing a voluntary corporate restructuring with its lenders. We are not required to make any installment payments to STX for the LR2 newbuildings until STX provides us with adequate financial guarantees (or refund guarantees) as security for the installment payments, which STX is to provide to us by June 17, 2013 under the current terms of the agreement. The first installment payment equal to 10% of the contract price in respect of the initial four vessels is due and payable within five business days after we receive refund guarantees from STX. In the event that the refund guarantees are not provided to us by June 17, 2013, we have the option to terminate the agreement. Please read Note 12 Subsequent Event included in our consolidated financial statements.

Results of Operations

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three Months Ended March 31, 2013 versus Three Months Ended March 31, 2012

The following table presents our operating results for the three months ended March 31, 2013 and 2012, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended
(in thousands of U.S. dollars)	March 31, 2013	March 31, 2012
Revenues	42,126	51,949
Interest income from investment in term loans	2,827	2,863
Less: Voyage expenses	(2,913)	(1,322)

Net revenues	42,040	53,490

Vessel operating expenses	23,054	23,221
Time-charter hire expenses	1,986	1,661
Depreciation and amortization	11,864	17,991
General and administrative	3,561	1,338
Loss on sale of vessel	71	—

Income from operations	1,504	9,279

Interest expense	(2,511)	(7,561)
Interest income	4	10
Realized and unrealized loss on derivative instruments	(766)	(1,079)
Other expenses	(184)	(276)

Net (loss) income	(1,953)	373

Tanker Market

Crude tanker spot rates improved slightly during the first quarter of 2013 but remained at comparatively low levels on a historical basis. Demand for large crude tankers decreased due to a reduction in crude oil production from the Organization of Petroleum Exporting Countries (or OPEC) with Saudi Arabian output falling to 9.0 million barrels per day (mb/d) during the first quarter compared to an average production of 9.5 mb/d in 2012. The onset of a relatively heavy refinery maintenance season towards the end of the first quarter also negatively impacted crude tanker demand. Seasonal factors gave some support to rates at times during the quarter, particularly in the Atlantic basin where cold weather in Northern Europe and poor weather in the U.S. Gulf region led to some sharp, but relatively short-lived, spikes in crude tanker rates.

LR2 product tanker rates held steady during the first quarter of 2013. High levels of naphtha arbitrage movements from Europe to Asia coupled with strong product imports from the Middle East to Asia due to local refinery maintenance supported the demand for LR2 tankers. The global LR2 fleet grew by only three vessels during the first quarter and LR2 fleet growth is expected to remain low with an orderbook of only 26 vessels for delivery through 2015.

In total, 8.7 million deadweight tonnes (mdwt) of tankers delivered into the fleet during the first quarter of 2013, the lowest first quarter delivery total since 2008. The level of tanker removals was relatively low at 2.4 mdwt during the quarter which resulted in net fleet growth of 6.3 mdwt, or 1.3%. The current tanker orderbook of 54 mdwt is the lowest level since the second quarter of 2001 on an absolute basis, and the lowest since the second quarter of 1997 on a percentage of the total fleet basis (approximately 11%). Since the start of 2013, there has been an increase in new tanker orders with 8.9 mdwt of tanker orders in the first four months of the year versus 3.8 mdwt of orders in the same period of 2012; however, the pace of ordering remains low relative to historical levels.

The global economy continues to be a significant source of uncertainty for forecast oil and tanker demand growth with the International Monetary Fund (or IMF) recently downgrading its outlook for GDP growth in 2013 to 3.3% compared to its previous forecast of 3.5%. The outlook for oil demand during 2013 calls for a modest increase of 0.9 mb/d based on the average of the International Energy Agency (or IEA), Energy Information Administration (or EIA), and OPEC forecasts. For 2014, the outlook is more positive with the EIA forecasting global oil demand growth of 1.3 mb/d mainly driven by the non-OECD countries and China in particular.

Fleet and TCE Rates

As at March 31, 2013, we owned 27 double-hulled conventional oil tankers, time-chartered in two Aframax vessels from a third party, and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. The financial results of the Dropdown Predecessor (Please read Note 2 – Acquisitions to our consolidated financial statements) have been included, for accounting purposes, in all periods presented.

	Three Months Ended March 31, 2013			Three Months Ended March 31, 2012
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day

Voyage-charter contracts - Suezmax	$9,531	690	$13,821	$9,174	363	$25,274
Voyage-charter contracts - Aframax	$3,544	356	$9,956	$5,139	404	$12,720
Voyage-charter contracts - LR2	$4,145	270	$15,350	$2,700	273	$9,891
Voyage-charter contracts - MR	$271	32	$8,405	—	—	—
Time-charter out contracts - Suezmax	$3,711	188	$19,718	$12,836	535	$23,992
Time-charter out contracts - Aframax	$13,954	809	$17,259	$15,182	816	$18,606
Time-charter out contracts - MR	$6,269	218	$28,734	$6,923	273	$25,359

Total	$41,425	2,563	$16,164	$51,954	2,664	$19,502

(1)	Excludes a total of $1.3 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.9 million in off-hire bunker and other revenues.
(2)	Excludes interest income from investment in term loans of $2.8 million and $2.9 million for each of the three-month periods March 31, 2013 and 2012, respectively.
(3)	Excludes a total of $1.1 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.3 million in off-hire bunker and other revenues.

Net Revenues. Net revenues were $42.0 million for the three months ended March 31, 2013 compared to $53.5 million for the same period 2012. The net decrease of $11.5 million was primarily due to:

Net decrease of $11.0 million in our fixed-rate time-charter revenues was attributable to the following:

•

a net decrease of $10.6 million in our fixed-rate revenues primarily as a result of the change in employment of certain of our vessels from fixed rates to lower spot rates on expiry of their fixed-rate charters; and

•	a decrease of $0.4 million as one of our MR product tanker was off-hire for 19.5 days in the first quarter of 2013.

Net decrease of $0.5 million in our spot-rate revenues, which was attributable to the following:

•

a net decrease of $1.9 million as a result of having, on average, fewer Aframax tankers trading on voyage charters in 2013 compared to 2012 and lower average Aframax spot rates realized in the three months ended March 31, 2013 compared to the same period in 2012.

partially offset by

•	a net increase of $1.4 million due to higher average realized rates earned by our LR2 product tankers for the three months ended March 31, 2013 compared to the same period in 2012; and

Vessel Operating Expenses. Vessel operating expenses were $23.1 million for the three months ended March 31, 2013 and were consistent with the same period in 2012. The net changes in operating expenses can be summarized as follows:

•	a decrease of $0.9 million due to the sale of Nassau Spirit in the first quarter of 2013.

partially offset by

•

an increase of $0.4 million due to maintenance expenses incurred during the dry dock of Ashkini Spirit, which commenced in the fourth quarter of 2012 and was completed in the first quarter of 2013; and

•

an overall increase of $0.4 million in vessel operating costs for the quarter ended March 31, 2013 across a fleet of 27 vessels compared to 28 vessels for the same period in 2012, due to a variety of individually insignificant factors.

Time-charter Hire Expenses. Time-charter hire expenses were $2.0 million for the three months ended March 31, 2013 compared to $1.7 million for the same period last year. We had the equivalent of two time-chartered in vessels in our fleet trading in the Teekay Aframax Pool in both the three months ended March 31, 2013 and 2012, with the time-charter in rates for the two time-chartered in vessels in our fleet in the first quarter of 2013 averaging higher than the rates for the time-chartered in vessels in our fleet for the same period in 2012.

Depreciation and Amortization. Depreciation and amortization was $11.9 million for the three months ended March 31, 2013 compared to $18.0 million for the same period last year. The decrease relates primarily to the asset impairment charges recorded in the fourth quarter of 2012 related to seven Suezmax tankers, four Aframax tankers and one medium-range product tanker.

General and Administrative Expenses. General and administrative expenses were $3.6 million for the three months ended March 31, 2013 compared to $1.3 million in the same period last year. The increase of $2.3 million was primarily due to:

•

an increase of $1.9 million for the three months ended March 31, 2013 for management fees resulting from a larger fleet in 2013 compared to the same period in 2012 and accelerated timing of recognition of stock-based compensation provided to certain executives of Teekay Corporation’s subsidiaries; and

•	a net increase of $0.4 million in corporate expenses for the three months ended March 31, 2013 due to stock-based compensation granted to our board of directors in the first quarter of 2013.

Interest Expense. Interest expense was $2.5 million for the three months ended March 31, 2013 compared to $7.6 million for the same period last year, primarily due to the interest expense allocation related to the Dropdown Predecessor in the three months ended March 31, 2012. Long-term debt of the Dropdown Predecessor, bearing interest at 8.5%, was replaced with revolving credit facilities, which had an average outstanding interest rate of approximately 1%, and as debt levels related to the 2012 Acquired Business were reduced after the date we acquired it.

Realized and unrealized loss on derivative instruments. Realized and unrealized losses on interest rate swaps were $0.8 million for the three months ended March 31, 2013, compared to $1.1 million for the same period last year. As at March 31, 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of $345.0 million and with weighted average fixed rates of 3.3%, compared to $415.0 million and with weighted average fixed rates of 2.9%.

The change in the fair value of the interest rate swaps resulted in unrealized gains of $1.6 million for the three months ended March 31, 2013 compared to an unrealized gain of $1.3 million for the same period last year, and was primarily due to increases in forward interest rates.

Net (loss) income. As a result of the foregoing factors, we incurred a net loss of $2.0 million for the three months ended March 31, 2013 compared to net income of $0.4 million for the same period in 2012.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at March 31, 2013, our total cash and cash equivalents was $27.0 million. Our total liquidity, including cash and undrawn credit facilities, was $293.5 million as at March 31, 2013, compared to $327.3 million as at December 31, 2012. As a result of the sale of the Nassau Spirit, the borrowings available under one of the revolvers were reduced by $33.6 million. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Our long-term capital needs are primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the acquisition or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of expenditures to sustain our operating capacity or revenue generated by our existing fleet. Our primary sources of funds for our long term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.

Our revolving credit facilities and term loans are described in Note 5 to our consolidated financial statements included in this report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at March 31, 2013, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended
	March 31, 2013	March 31, 2012
	(in thousands)	(in thousands)
Net cash flow (used for) provided by operating activities	(986)	11,852
Net cash flow used for financing activities	(6,508)	(1,688)
Net cash flow provided by (used for) investing activities	8,199	(1,042)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities decreased by $12.8 million for the three months ended March 31, 2013 compared to the same period in 2012, primarily as a result of the following:

•	a net decrease in operating cash flows of $11.4 million from lower average realized TCE rates our vessels earned for the three months ended March 31, 2013 compared to same period in 2012;

•

a net decrease in operating cash flows of $4.2 million associated with working capital relating to our vessel operations, interest receivable from our investment in term loans and higher dry-docking expenditures; and

•	a net decrease in operating cash flows of $2.5 million from higher operating and other expenses incurred for the three months ended March 31, 2013 compared to same period in 2012.

  partially offset by:

•	an increase in cash flow from operations as a result of $5.1 million in lower interest expense due to allocations relating to the Dropdown Predecessor during the same period in 2012.

Financing Cash Flows

Net cash flow used for financing activities in the three months ended March 31, 2013 increased by $4.8 million compared to the same period in 2012. The resulting decrease in net cash flow in the three months ended March 31, 2013 is primarily a result of the following:

•	a net decrease of $66.0 million in cash received from public offerings over the three months ended March 31, 2013, compared to the same period in 2012.

partially offset by:

•

a net increase of $51.5 million in cash inflows as a result of net borrowing, and net reductions in repayments and prepayments on our credit facilities. For the three months ended March 31, 2013 compared to the same period in 2012, we borrowed $1.1 million more under our revolving credit facilities; repaid $4.6 million more in scheduled debt repayments as a result of the new debt acquired as part of the 2012 Acquired Business that occurred in June 2012; and prepaid $55.0 million less on our long term debt;

•	a net increase of $6.2 million in cash inflows from financing activities as a result of paying lower dividends in the three months ended March 31, 2013 compared to the same period in the 2012; and

•	a net increase of $3.5 million in cash inflow from financing activities relating to the Dropdown Predecessor financing activities for the three months ended March 31, 2012.

Investing Cash Flows

Net cash flow from investing activities in the three months ended March 31, 2013 increased by $9.2 million compared to the same period in 2012 primarily due to proceeds of $9.1 million from the sale of the Nassau Spirit.

We have invested in term loans with a total principal amount outstanding of $115.0 million as of March 31, 2013. Interest payments on the loans are receivable quarterly and the total loans outstanding are due in July 2013. The term loans are collateralized by first priority mortgages on two 2010-built VLCC tankers, together with other related security. Interest income from the loans for the three months ended March 31, 2013 was $2.8 million compared with $2.9 million for the same period in 2012. The borrower on these loans is facing financial difficulty and has defaulted on its interest payment obligations under the loans since January 31, 2013. Failure of the borrower to pay interest or to repay principal under the loans would harm our results of operations and, to the extent we are unable to foreclose on the collateral, financial condition. Subsequent to March 31, 2013, we have assumed commercial and technical management of the vessels in order to protect our security interest in the VLCCs. We are assessing our options in order to recover amounts owing under the loans, which include trading the vessels on the spot market or short-term time charters or disposing of the vessels, or a combination thereof. We estimate that the current value of our security interest in the two VLCC tankers is sufficient to cover all amounts currently owed from the borrower. However, there is a possibility that actual results could vary from our estimates, including earning lower rates from the vessels in the spot or time-charter markets, incurring higher costs to operate the vessels or that the value of 2010-built VLCC tankers will decline further in 2013. As a result, should these differences from our estimates occur we may not be able to fully recover all amounts due under the loans.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2013:

		Remainder of 2013	2014 and 2015	2016 and 2017	Beyond 2017
(in millions of U.S. dollars)	Total
U.S. Dollar-Denominated Obligations
Long-term debt (1)	731.7	20.2	78.8	523.4	109.3
Chartered-in vessels (operating leases) (2)	4.6	4.5	0.1	—	—
Newbuilding installments (3)	195.2	34.2	97.5	63.5	—

Total	931.5	58.9	176.4	586.9	109.3

(1)	Excludes all expected interest payments of $6.4 million (remaining in 2013), $15.4 million (2014 and 2015), $10.0 million (2016 and 2017) and $2.8 million (beyond 2017). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at March 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $2.2 million (remaining in 2013) and $7.3 million (2014 and 2015).
(3)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at March 31, 2013, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totalled $34.3 million, of which our share is $17.2 million. Please read Note 4 – Investment in Joint Venture to our consolidated financial statements.
(4)	We entered into an agreement with STX for the construction of four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings. As at March 31, 2013, the commitment on the vessels, excluding capitalized interest and other miscellaneous construction costs, totalled $178.0 million. Please read Note 12 – Subsequent Events to our consolidated financial statements.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5 - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2013.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2013 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	The timing and certainty of our future growth prospects and opportunities, including future vessel acquisitions;

•	our financial position and ability to acquire additional assets;

•	the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, spot tanker charter rates and the potential for a tanker market recovery;

•	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	future issuance of our common stock;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from potential vessel acquisitions;

•	the impact of the fixed dividend policy on retaining more operating cash flow for investment in future growth;

•	the sufficiency of working capital for short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	future capital expenditure commitments and the financing requirements for such commitments;

•	the expected delivery and fully built-up cost for our four LR2 newbuildings;

•	the expected timing of receiving refund guarantees from STX and the expected financing of construction installment payments;

•	our potential to exercise options for additional LR2 newbuildings;

•	the anticipated timing of delivery of our joint venture’s VLCC newbuilding and related commencement of the vessel’s new time-charter;

•	the anticipated value of our security interest in the two VLCCs being sufficient to cover the outstanding amounts owed under the term loans;

•	crewing costs for vessels;

•	the duration of dry dockings;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and

•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; our ability to recover principal and interest for two first-priority ship mortgage loans secured by two VLCC tankers; the ability of the STX shipyard to fulfill their obligations under the newbuilding contracts, including providing refund guarantees to us; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the ability of Teekay Tankers’ Board of Directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers’ Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2012. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.

MARCH 31, 2013

PART I – FINANCIAL INFORMATION

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro and British Pound. As at March 31, 2013, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2013, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder of 2013	2014	2015	2016	2017	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
		(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	12.8	15.4	43.8	98.3	406.4	100.0	676.7	(597.3)	0.90%
Fixed rate	7.4	9.8	9.8	9.8	8.9	9.3	55.0	(54.6)	4.78%

	20.2	25.2	53.6	108.1	415.3	109.3	731.7	(651.9)
Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap (2)	—	—	—	200.0	—	—	200.0	(12.4)	2.61%
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	100.0	—	100.0	(19.5)	5.55%
U.S. Dollar-denominated interest rate swap (2)	45.0	—	—	—	—	—	45.0	(0.1)	1.19%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

TEEKAY TANKERS LTD.

MARCH 31, 2013

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2012, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2012 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: June 4, 2013	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)